

January 2, 2014

Via E-mail
Edward F. Lonergan
Chief Executive Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202

      Re: Chiquita Brands International, Inc.
              Registration Statement on Form S-4
              Filed December 23, 2013
              File No. 333-193040

Dear Mr. Lonergan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note that Chiquita Brands International, Inc. is a New Jersey corporation. We also note that the Opined on Law does not cover the laws of the State of New Jersey. Please have counsel revise it opinion to cover the laws of the State of New Jersey or, alternatively, file a local counsel opinion which opines that Chiquita Brands International, Inc. is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

2. Please refer to the first paragraph. We note a reference to Exhibit A. Please have counsel revise to include Exhibit A.

3. Please refer to the first paragraph on page 2. We note that counsel has assumed that "each of the Issuers and the Subsidiary Guarantors has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization." Please have counsel delete this inappropriate assumption.

4. Please refer to the first paragraph on page 2. Please have counsel delete clause (i) as this is an inappropriate assumption.

5. Please refer to the third paragraph on page 2. Please have counsel delete clause (d) as this is an inappropriate assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Bridget C. Hoffman
        Taft Stettinius & Hollister LLP